FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of April 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                  (Registrant)


7 April 2003                                By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Executive Officer


7 April 2003                                By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

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CMS Draft 2 April 2003



NOTICE OF FUNDING OF CONSENT PAYMENTS AND IMPLEMENTATION OF INDENTURE AMENDMENTS AND WAIVERS IN RELATION TO THE 11.5% SENIOR NOTES DUE 15 NOVEMBER 2010 (ISIN XS0142151405 AND XS0119612827) (THE "NOTES") OF GROHE HOLDING GMBH

Grohe Holding GmbH (the "Company") and The Bank of New York, London Branch, as trustee, entered into a first supplemental indenture amending certain provisions of the indenture (the "Indenture") governing the Notes, and gave effect to certain waivers under the Indenture, effective 3 April 2003.

The amendments and waivers (a) permit the Company to repay a portion of its shareholder loans, (b) permit certain subsidiaries of the Company, in connection with a refinancing of their senior secured credit facility (the "Refinancing"), to secure a greater amount of indebtedness than previously existed, (c) permit certain subsidiaries of the Company to incur, in connection with the Refinancing, a greater amount of indebtedness senior to the Notes than previously existed and (d) clarify that the Company may form a supervisory board with an equal number of shareholder and employee representatives, which will constitute a Shareholder-elected board as defined in the Indenture, without triggering a change of control under the Indenture.

The Company also made consent payments of EUR72.50 per EUR1,000 principal amount of Notes to The Bank of New York, as tabulation agent, for distribution to qualifying holders of record of Notes who consented to the consent solicitation with respect to the amendments and waivers that expired on 27 March 2003 at 5:00 P.M. central European time.